UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Shipmanagement Holdings Corporation

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,162,207 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,162,207 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)
	10	SHARED DISPOSITIVE POWER 0

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  10,162,207 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and Navios Shipmanagement Holdings Corporation) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes vested options to purchase 350,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Holdings Inc. (the “Issuer”) held by Ms. Frangou and 6,106,871 shares of Common Stock issuable as of January 3, 2022 upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 29,241,228 shares of Common Stock, reflecting 22,784,357 shares of Common Stock issued and outstanding as of December 31, 2021 (excluding 2,414,263 shares of Common Stock held as of December 31, 2021 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer, plus the 6,456,871 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein as of January 3, 2022 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,272,793
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 22,784,357 shares of Common Stock issued and outstanding as of December 31, 2021 (excluding 2,414,263 shares of Common Stock held as of December 31, 2021 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,219
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 22,784,357 shares of Common Stock issued and outstanding as of December 31, 2021 (excluding 2,414,263 shares of Common Stock held as of December 31, 2021 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer.

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Navios Shipmanagement Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,106,871 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,106,871 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,871 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 6,106,871 shares of Common Stock issuable, as of January 3, 2022, upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 28,891,228 shares of Common Stock, reflecting 22,784,357 shares of Common Stock issued and outstanding as of December 31, 2021 (excluding 2,414,263 shares of Common Stock held as of December 31, 2021 by Navios Corporation, a wholly owned subsidiary of the Issuer. that are considered treasury shares), based on information provided by the Issuer, plus the 6,106,871 shares of Common Stock underlying the Convertible Debenture described herein as of January 3, 2022 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 13 (this “Amendment No. 13”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007, Amendment No. 11 filed on April 13, 2018, and Amendment No. 12 filed on September 9, 2019, all other disclosure contained in the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 13 is being filed to add Navios Shipmanagement Holdings Corporation (the “NSM”) as a Reporting Person in connection with the issuance by Navios Maritime Holdings Inc. (the “Issuer”) of a Convertible Debenture, dated January 3, 2022 (the “Convertible Debenture”) with an initial principal amount of $24 million representing an upfront fee paid to NSM in respect of the NSM Loans described below under Item 3.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Schedule 13D relates to Common Stock, par value $0.0001 per share, (“Common Stock”), of the Issuer. The Issuer is a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

Item 2. Identity and Background.

Item 2 is hereby amended to include the following:

NSM is a corporation organized under the laws of the Republic of the Marshall Islands, with its office at 85 Akti Miaouli Street, Piraeus, Greece 185 38. Ms. Frangou is the Chief Executive Officer of and the beneficial owner of the equity securities of NSM

The name, principal occupation, principal business address and citizenship of each director and executive officer of the NSM is as set forth on Schedule A.

In the past five years, none of NSM or, to the knowledge of any Reporting Person, any person listed on Schedule A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

On December 13, 2021, NSM entered into two amended and restated loan agreements with the Issuer for an aggregate principal amount of $262.6 million.

NSM Loan I: On December 13, 2021, NSM and the Issuer entered into an amended and restated loan agreement (the “NSM Loan I”) amending and restating a loan agreement, dated August 29, 2019, between NSM and the Issuer. The effective date of the NSM Loan I was January 3, 2022. Under the terms of the NSM Loan I, NSM made available to the Issuer a secured term loan of up to $127.6 million comprising two tranches: (i) a first tranche of $48.6 million is a loan previously provided by NSM to the Issuer, and (ii) a second tranche of up to $79.1 million representing new loans available to be drawn by the Issuer. The NSM Loan I is repayable in quarterly installments of $5.0 million with the first installment due in the third quarter of 2023.

NSM Loan II: On December 13, 2021, NSM and the Issuer entered into an amended and restated loan agreement (the “NSM Loan II,” together with NSM Loan I, the “NSM Loans”) amending and restating a loan agreement, dated June 29, 2021, between NSM and the Issuer. The effective date of the NSM Loan II was January 3, 2022. Under the terms of the NSM Loan II,

NSM made available to the Company a secured term loan of up to $135.0 million comprising two tranches (i) a first tranche of $64.1 million is a loan previously provided by NSM to the Issuer, and (ii) a second tranche of up to $70.9 million representing new loans available to be drawn by the Issuer. The NSM Loan II is repayable in quarterly installments of $5.0 million with the first installment due in the third quarter of 2023.

Each of the NSM Loans matures on January 3, 2026 and bears interest at a rate of (i) 18% per annum until the Issuer’s outstanding 11.25% Senior Secured Notes (the “Senior Secured Notes”) due on August 15, 2022 are repaid in full and 16.5% per annum thereafter if interest is paid in kind (“PIK Interest”), and (ii) 13.5% per annum if interest is paid in cash. Interest on the NSM Loans is required to be paid in the form of PIK Interest for the first 18 months after the effective date of the NSM Loans, and thereafter in either cash or PIK Interest at the election of the Issuer. PIK Interest is paid by increasing the outstanding principal amount of the Convertible Debenture.

Under the terms of the NSM Loans, the Issuer may prepay such loans, provided that it pays prepayments premiums ranging from 5%-10% during the first 36 months payable. Such prepayment premiums are to be paid by the Issuer by increasing the outstanding principal amount of the Convertible Debenture.

The holder of the Convertible Debenture may at its election, at any time, convert all or a portion of the then outstanding principal amount (which, as noted above, will increase to reflect PIK Interest and prepayment premiums paid by the Issuer) and accrued interest under the Convertible Debenture into shares of Common Stock at a price per share of US$3.93 (subject to adjustment as provided for in the Convertible Debenture). The Convertible Debenture (with an initial principal amount of $24 million) was convertible into 6,106,871 shares of Common Stock as of January 3, 2022.

The Convertible Debenture matures on January 3, 2027 and accrues PIK interest at an annual rate of 4%. In connection with the issuance of the Convertible Debenture, the Issuer issued to NSM 1,000 shares of a newly created Series I Non-Economic Preferred Stock of the Issuer (the “Series I Shares”). The Series I Shares entitle the holder of the Convertible Debenture to cast a number of votes, voting together with the holders of shares of Common Stock, equal to the number of shares of Common Stock into which the Convertible Debenture is then convertible.

The description of the terms of the Convertible Debenture, Series I Shares and the NSM Loans above is qualified in its entirety by reference to the full text of the Convertible Debenture, dated January 3, 2022, between the Issuer and NSM, the Certificate of Designation, Preferences and Rights of Series I Non-Economic Preferred Stock of the Issuer, dated January 3, 2022, the Secured Loan Agreement, dated as of August 29, 2019, as amended and restated on December 13, 2021, between the Issuer and NSM, and the Secured Loan Agreement, dated as of June 29, 2021, as amended and restated on December 13, 2021, between the Issuer and NSM, which are included as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto and incorporated herein by reference.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 4 and Item 4 is hereby further amended to include the following:

NSM provided the NSM Loans to provide the Issuer with $150.0 million of additional proceeds to be used by the Issuer, together with up to $287 million to be provided to the Issuer under two commercial bank facilities and four sale leaseback agreements, to repay the Issuer’s outstanding 7.375% First Priority Ship Mortgage Notes (“Ship Mortgage Notes”) due January 15, 2022 and redeem $50.0 million of the Issuer’s outstanding Senior Secured Notes. In addition, in connection with the NSM Loans, NSM released approximately $300.0 million of collateral (including approximately $158.9 million of Ship Mortgage Notes), allowing the Issuer to grant additional collateral as security for the commercial credit facilities and sale and leaseback agreements.

Item 5. Interest in Securities of Issuer.

(a) Ms. Frangou beneficially owns and has the sole voting power and/or dispositive power over an aggregate of 10,162,207 shares of Common Stock, such shares representing approximately 34.8% of the issued and outstanding shares of Common Stock of the Issuer based on 22,784,357 shares of Common Stock issued and outstanding as of December 31, 2021 (excluding 2,414,263 shares of Common Stock held as of December 31, 2021 by Navios Corporation, a wholly owned subsidiary of the Issuer, that are considered treasury shares), based on information provided by the Issuer, plus the 6,456,871 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of shares beneficially owned by Ms. Frangou includes vested options to purchase 350,000 shares of Common Stock held by Ms. Frangou, as well as 1,272,793 shares of Common Stock owned indirectly through Amadeus Maritime S.A., 1,374,219 shares of Common Stock owned indirectly through Raymar Investments S.A., and the 6,106,871 shares of Common Stock that are (although not yet issued) initially issuable upon conversion of a Convertible Debenture described herein as of January 3, 2022 owned indirectly through NSM.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented to include the following:

Exhibit No.	Description

99.1	Convertible Debenture, dated January 3, 2022, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.2	Certificate of Designation, Preferences and Rights of Series I Non-Economic Preferred Stock of Navios Maritime Holdings Inc., dated January 3, 2022.

99.3	Secured Loan Agreement, dated as of August 29, 2019, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K, filed on December 15, 2021).

99.4	Secured Loan Agreement, dated as of June 29, 2021, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K, filed on December 15, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name: Victor Alvarado
Title: President

Navios Shipmanagement Holdings Corporation

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Vice President

Schedule A

NSM

Directors and Executive Officers

The business address for each director and executive officer of NSM is 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Name	Principal Occupation	Citizenship
Directors
Efstratios Desypris	Chief Financial Officer; Director	Greece
Georgios Achniotis	Executive Vice President; Director	Cyprus
Anna Kalathaki	Vice President; Director	Greece

Name	Principal Occupation	Citizenship
Executive Officers
Angeliki Frangou	Chief Executive Officer	Greece
Efstratios Desypris	Chief Financial Officer; Director	Greece
Georgios Achniotis	Executive Vice President; Director	Cyprus
Vasiliki Papaefthymiou	Secretary	Greece
Anna Kalathaki	Vice President; Director	Greece
Angeliki Tsakanika	Chief Financial Controller	Greece

EXHIBITS

Exhibit No.	Description

99.1	Convertible Debenture, dated January 3, 2022, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.2	Certificate of Designation, Preferences and Rights of Series I Non-Economic Preferred Stock of Navios Maritime Holdings Inc., dated January 3, 2022.

99.3	Secured Loan Agreement, dated as of August 29, 2019, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K, filed on December 15, 2021).

99.4	Secured Loan Agreement, dated as of June 29, 2021, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K, filed on December 15, 2021).